McNair Law Firm, P.A.

ATTORNEYS AND COUNSELORS AT LAW

www.mcnair.net

JOHN W. CURRIE jcurrie@mcnair.net
POST OFFICE BOX 11390
BANK OF AMERICA TOWER	COLUMBIA, SOUTH CAROLINA 29211
1301 GERVAIS STREET	TELEPHONE (803) 799-9800
COLUMBIA, SOUTH CAROLINA 29201	FACSIMILE (803) 933-1443

October 1, 2004

VIA FAX NO. (202) 942-9635

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Sea Pines Associates, Inc.
Schedule 14A
Filed: August 16, 2004
File No. 000-17517

Dear Mr. Shady:

     Thank you for taking the time to meet with us by phone Friday afternoon, September 17, 2004 to discuss the Schedule 14A filed by Sea Pines Associates, Inc. on August 16, 2004 (the “Filing”). During the phone call we discussed a number of facts which indicate the unique situation involving Sea Pines Associates, Inc. (“Sea Pines”) and which confirm the basis for the analysis as to why The Riverstone Group LLC (“Riverstone”) is not an affiliate of Sea Pines.

     Sea Pines and Riverstone have entered into a merger agreement pursuant to which all common shareholders of Sea Pines other than Riverstone and shareholders who exercise dissenter’s rights would receive $8.50 per common share. As is evident from the Filing, Sea Pines will be soliciting proxies with respect to a shareholders meeting for the proposed merger. The transaction will require an 80% favorable vote of all outstanding common stock of Sea Pines. As a result of the transaction, the number of record holders of a class of Sea Pines’ equity securities subject to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Act”) will be reduced to below 300 (from approximately 550 record holders currently). Thus, this transaction would be a Rule 13e-3 transaction if Riverstone is an affiliate of Sea Pines.

     Because Riverstone owns approximately 26.61% of the stock of Sea Pines, the SEC staff requested an explanation of why Riverstone should not be considered to be an affiliate of Sea Pines. We recognize that the staff in most cases would view 26.61% as a significant ownership position. However, the facts discussed below show that Sea Pines’ unique situation rebuts any presumption that Riverstone is an affiliate of Sea Pines as a result of its stock ownership.

     We heard clearly your strong reservation against concluding that a shareholder holding the percentage of voting stock in an issuer held by Riverstone would not be an affiliate of the issuer for Rule 13e-3 purposes. We are assembling the information necessary for the Schedule

ANDERSON • BLUFFTON • CHARLESTON • CHARLOTTE • COLUMBIA • GEORGETOWN • GREENVILLE • HILTON HEAD ISLAND • MYRTLE BEACH • RALEIGH

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

13E-3 and the accompanying modifications to the proxy statement, but in so doing we have become increasingly concerned that simply acceding to your position will result in disclosure that inaccurately suggests that Riverstone exercised control over Sea Pines in its decision to consider and undertake the proposed merger, or controlled, other than through true arms’ length negotiation, its terms. That simply was not the case, and we believe that it is inappropriate to make filings with the SEC or give Sea Pines’ shareholders information that suggests that it was.

Sea Pines Background Information

     Sea Pines is unusual for a publicly held company in that it seems to mix the characteristics of a business corporation and a homeowners’ association.

     Sea Pines owns and operates resort assets located on Sea Pines Plantation, a 5,300-acre master planned resort community on Hilton Head Island, South Carolina. Sea Pines was formed in 1987 by a group of residents of Sea Pines Plantation to buy the resort’s amenities out of the bankruptcy of the resort’s prior owner, The Sea Pines Company. The founders were concerned about the deterioration of the resort amenities and the negative impact that this was having and was going to continue to have on their property values and lifestyles. The Sea Pines founders went door-to-door and raised the capital in an intrastate offering. In the offering process, it was made clear that Sea Pines wouldn’t necessarily seek to maximize profits, but would take into account the community and property owners.

The Sea Pines Amenities

     The wholly owned subsidiaries of Sea Pines include (i) a full service resort, which owns and operates the Inn at Harbor Town, three golf courses, tennis and various other recreational facilities, home and villa rental management operations, conference facilities and food and beverages services, (ii) a company through which Sea Pines provides real estate brokerage services for buyers and sellers of real estate on Hilton Head Island and in its neighboring communities; (iii) a company which owns certain acreage which could be used for outdoor recreational purposes; and (iv) an entity which holds certain Sea Pines debentures and is the issuer of trust preferred securities.

     While there is a significant use of the Sea Pines facilities by vacationers, conference attendees and other visitors, a substantial part of the revenue of Sea Pines comes from use of the Sea Pines amenities by residents of the Sea Pines community. The amenities offered by Sea Pines are one of the attractive aspects of owning a home in the Sea Pines resort community and are a major part of the lifestyle of the community.

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

The Sea Pines Board

     The Sea Pines board of directors (the “Board”) is “staggered” in that shareholders elect approximately one-third of the Board members each year and Board members serve three-year terms. Although Sea Pines’ governing documents do not prohibit non-Sea Pines Plantation property owners from serving on the Board, to Sea Pines’ knowledge, all current and former Board members owned property in Sea Pines Plantation at the time of their election to the Board. Current and former Board members are personally known by many shareholders.

     The Board determines the management and policies of Sea Pines. All major shareholders of Sea Pines other than Riverstone are represented on the Board. Riverstone is the only major shareholder who is not on the Sea Pines Board. Riverstone has never been represented on the Board, nor has it ever sought Board representation.

     The current Board and executive officers of Sea Pines collectively own approximately 19.61% of the voting stock of Sea Pines. Former Board members and their spouses own collectively approximately 3.5% of the voting stock of Sea Pines.

     The stock of Sea Pines trades on a very infrequent basis. To the knowledge of Sea Pines, most of the stock is held by owners of property in the Sea Pines community.

     As a result, Sea Pines has characteristics of a homeowners’ association as well as a for-profit company.

The Proposed Merger

     The proposed merger transaction and the process that resulted in the proposed merger transaction are described in the Filing.

     In 2003, Sea Pines’ already high debt burden was increased by $5.9 million as a result of a lawsuit. Riverstone had nothing to do with this lawsuit or the debt that Sea Pines incurred as a result of the lawsuit.

     That debt and other debt of Sea Pines is due in 2005. The Board engaged a consultant to assist it in assessing the options for repayment of the debt. As is explained in the Filing, these deliberations ultimately led to a decision to explore the possibility of a sale of the company.

     Riverstone was not a part of the deliberations that led to the decision by the company to explore its sale options and was not consulted about the decision to seek a sale transaction or the desirability of a sale transaction in relation to other options available to Sea Pines.

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

     After the Board decided to explore the sale option, the Board decided to approach Riverstone to determine if Riverstone had an interest in purchasing the company. The Board appointed a special committee and hired legal and financial advisers. The negotiations relating to the proposed transaction, which are described in the Filing, were entirely at arm’s length and continued over several months. The merger agreement was executed on July 27, 2004.

     Sea Pines retains the right to consider unsolicited transactions. If another bid was received, Sea Pines could pursue it and the termination payment in the merger agreement would only be payable if another transaction actually was consummated within a year after the termination of the Riverstone merger agreement.

     Sea Pines’ articles of incorporation require the affirmative vote of the holders of at least 80% percent of Sea Pines outstanding common stock to authorize Sea Pines to sell, lease, exchange or otherwise dispose of all or substantially all of its property and assets; to liquidate, or to merge, or consolidate, with any other corporation or to exchange its shares with the shares of any other corporation. As a result, approximately 73% of the stock not owned by Riverstone, approximately 63% of the stock not owned by Riverstone, current Board members or executive officers and approximately 60.2% of the stock not owned by Riverstone, current Board members or executive officers or former Board members or their spouses must be voted in favor of the merger in order for the merger to take place. Thus, in any way of looking at this issue, a majority of the “minority” is required for approval of the proposed transaction or any other similar business combination involving Sea Pines.

     A favorable vote on the merger is not assured. No voting agreements were entered into in connection with the merger. No officers, directors or shareholders other than Riverstone have committed to vote in favor of the transaction.

Riverstone is Not an Affiliate of Sea Pines

     The issue presented is whether Riverstone should be considered an affiliate of Sea Pines.

     Rule 13e-3(a)(i) under the Act defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the issuer.

     Rule 12b-2 under the Act defines the term control (and the terms “controlling,” “controlled by” and “under common control with”) to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

     Thus, control in this sense can result from ownership of voting securities, by contract or otherwise. We will first discuss the facts that indicate that Riverstone is not an affiliate “by contract or otherwise.”

Riverstone is Not Part of a Management Control Group

     Riverstone is not represented on the Board of Sea Pines and has never had, or sought, Board representation. Day-to-day management of Sea Pines is under the control of the Board of Sea Pines and the executive officers of Sea Pines. The Board and management of Sea Pines do not consult with Riverstone as to these matters. The policies of Sea Pines are established by the Board of Sea Pines, and Riverstone has never sought to influence such policies.

Riverstone Does Not Control Sea Pines by Contract

     Except for the ownership of Sea Pines common stock and the merger agreement, there is no relationship between Riverstone and Sea Pines.1 Neither Riverstone nor Sea Pines has provided services or loans to the other, and except for the exchange offer described below, there have been no transactions between them.

Riverstone Does Not Control Sea Pines as a Result of its Stock Ownership

Riverstone’s Stock Position

     Riverstone owns approximately 26.61% of the common stock of Sea Pines. The stock of Sea Pines was originally issued in units consisting of common and preferred (Sea Pines preferred stock is non-voting). Riverstone held both common and preferred until February 2000, at which time Sea Pines completed an exchange offer of additional common for preferred. The exchange was offered to all holders of Sea Pines preferred stock to improve Sea Pines’ liquidity by reducing its fixed dividend obligations. As a result of that exchange, Riverstone’s common ownership increased from just under 20% to the existing level. Sea Pines has adopted a shareholder rights plan under which bargain stock purchase rights would be distributed to, and become exercisable by, all holders of Sea Pines common stock other than Riverstone if Riverstone were to acquire beneficial ownership of any additional Sea Pines common stock other than in connection with this proposed merger.

[1]	The merger agreement contains customary representations and covenants. The terms of the merger agreement itself would not be considered to put Riverstone in a controlling position in relation to Sea Pines. See Radol v. Thomas, 556 F. Supp. 586, 592 (S.D. Ohio 1983), aff’d 772 F.2d 244 (6th Cir. 1985).

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

     In addition, Sea Pines’ shareholder rights plan allows the Board to designate a person or entity as an “Adverse Person” and thereby cause the rights to be distributed.2 Accordingly, if Riverstone ever determined to seek to use its voting power in a way which the Board opposed, the Board could designate Riverstone as an Adverse Person and cause potentially significant dilution of Riverstone’s ownership interest. Thus, the shareholder rights plan not only effectively prevents additional purchases of Sea Pines common stock by Riverstone, it also allows the Board to dilute Riverstone if Riverstone ever sought corporate action which was not supported by the Board.

Riverstone’s Powers as a Shareholder

     As a result of its ownership, Riverstone can block a merger or other major corporate transaction (because of the 80% vote requirement). This power does not constitute Riverstone as an affiliate of Sea Pines for the reasons outlined below.

     Riverstone’s stock position does not give it the power to elect or remove directors. Sea Pines does not have cumulative voting so Riverstone is not in a position to cause the election of any directors. Removal of a Sea Pines director requires an 80% vote of the common shareholders. In the unlikely event of Riverstone’s attempting to call a special meeting, Sea Pines would contest the power of Riverstone to call such a meeting. Furthermore, under South Carolina law, a merger or similar major corporate transaction must be approved by the Board before it is submitted to shareholders. Thus, major transactions such as these cannot be presented solely by Riverstone.

[2]	Under the rights plan, a person or entity shall be an “Adverse Person” if all of the following shall occur: (1) the Board shall designate a specific limitation of the percentage of common shares then outstanding that a specified person or entity may beneficially own, which percentage (the “Ownership Limitation”) may be less than, equal to, or more than the percentage of then outstanding common stock owned by such person or entity, but shall in no event be less than 10% of the common stock then outstanding; and (2) at least a majority of the Board who are not officers of Sea Pines and who are not representatives, nominees, Affiliates or Associates of such person or entity, after reasonable inquiry and investigation, including consultation with such person as such directors shall deem appropriate, shall (x) conclude that beneficial ownership by such person or entity of a percentage of common stock exceeding the Ownership Limitation is (or would likely be) intended, or is (or would likely be) used to cause Sea Pines to take action or enter into a transaction or series of transactions (including a sale of Sea Pines or transactions leading to a change in control of Sea Pines) under circumstances where the Board determines that the best long-term interest of Sea Pines and its shareholders would not be served by effecting such repurchase, taking such action or entering into such transactions or series of transactions at that time or (y) determine that beneficial ownership by such person or entity of a percentage of common stock exceeding the Ownership Limitation is causing or is reasonably likely to cause a material adverse impact on the business or prospects of Sea Pines; and (3) such person or entity, together with its Affiliates and Associates, shall (before or after the occurrence of (1) and (2) above) beneficially own a percentage of common stock that exceeds the Ownership Limitation.

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

The Ability to Block a Merger Does Not Result in Control

     The day-to-day management and the policies of Sea Pines are under the control of the Board. The existing Board has the power to initiate and control these policies, and sufficient stock ownership to block any transaction of which it does not approve.

     Riverstone is not in a position to initiate any policy affecting Sea Pines. As is noted above any major corporate transaction must be approved by the directors in order to be submitted to the shareholders under South Carolina law.

     Rule 12b-2 defines control as the power “to direct or cause the direction of the management and policies” of a company. The ability to block the company from pursuing a specific policy initiative in and of itself should not be considered control within the meaning of this definition.

     Companies may enter into non-compete or other agreements which grant a third party a right to veto the ability of the company to pursue a specific line of business. Under the accepted meaning of the definition of control, this veto power is not deemed to constitute control. Frequently, the loan agreements for a company prohibit major corporate transactions or certain changes in the Board without the consent of the lender. These types of clauses generally do not make the lender an affiliate of the issuer. Furthermore, special classes of stock are frequently given veto rights over major corporate transactions. This is particularly true for classes of preferred stock. The ability of the holders of preferred stock to block specific corporate actions would not in and of itself generally result in control or affiliate status. For example, a preferred stock might require a two-thirds class vote to approve a merger of the company. A holder of one-third of that class should not for that reason alone be considered an affiliate. To take it a step farther, consider the situation where the unanimous consent of a class of preferred was required for a merger or other corporate transaction. Certainly that would not result in each holder of the preferred being an affiliate of the company in question.

     It is important to note in this regard that Rule 12b-2’s definition requires the power to direct the “management and policies.” This definition speaks of the power to direct the management and policies, not the management or policies. In contrast, under the Investment Company Act of 1940, as amended (the “40 Act”) control is defined as the power to exercise a “controlling influence” over the management or policies of a company. This controlling influence test is generally recognized to require a lesser showing of control than the “power to direct” standard and specifically speaks of the management or policies. In one case under the 40 Act, the power to block certain specified corporate actions, when combined with several other factors indicating control, has been found to result in a “controlling influence.” However, even under this more expansive definition, numerous factors in addition to the power to block certain

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

corporate actions were required. The power to block a merger is the power to stop a specific transaction. The requirement to obtain the authorization of a person for the pursuit of a specific transaction without more is not the power to direct the management and policies of a company.

     In the seminal article on the concept of control, “Who’s ‘In Control’? – S.E.C.,” respected former SEC Commissioner A. A. Sommer, Jr., in discussing the situation of less than majority ownership, states:

“Thus, while unencumbered ownership of more than fifty percent of the outstanding voting power of a corporation will usually constitute control even though unexercised simply because the power to control is there, ownership of substantially less than 50% of the stock may be indicative of control only if the power inherent in the voting power has in some fashion been manifested through the exercise of control, usually through the election of a favorably inclined majority of the Board of Directors.”

21 Bus. Law. 559, at 570 (1965-66).

     In discussing a 1962 acquisition by Victor Muscat and his associates of 29% of the shares of B.S.F. Co., in which Muscat demanded control of the boards of directors of B.S.F. Co. and a corporation in which B.S.F. Co. held one-third of the stock, but the boards refused to surrender control, Mr. Sommer states:

“Thus in many instances more than a substantial minority stock holding, even in a corporation with widely held stock, is the prerequisite to the establishment of control; such a holding may really constitute control only when it has actually resulted in the yielding of control by those who previously possessed it.”

21 Bus. Law. 559, at 570 (1965-66).

     Sea Pines is controlled by its existing Board and executive officers. They have the power to direct the management and policies of Sea Pines. They also have the power to block any transaction involving Sea Pines. They have not yielded this power to anyone else. The existing Board and executive officers, together with former members of the Board and their spouses, collectively own nearly as many common shares of Sea Pines as Riverstone.

     Riverstone does not have sufficient ownership to acquire Board representation, as Mr. Sommer suggests is necessary for a minority holder to obtain control.

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

     Riverstone’s statement that it would not support a transaction with another buyer does not constitute an exercise of influence over the sale process.

     A holding of 32%, which was sufficient as a practical matter to block transactions with persons other than the 32% stockholder, has been held to be insufficient to confer control in this sense. In Woodward & Lothrop, Inc. v. Schnabel, 593 F. Supp. 1385 (D.D.C. 1984) the bidder, while initially not affiliated with the target, acquired an option on 32% of the target in connection with the acquisition agreement. After another (and more favorable) offer was received, the bidder exercised the option, apparently for the express purpose of preventing the other offer from succeeding. The court held that this action and the accompanying blockage power and stock ownership, had not resulted in the bidder becoming an affiliate for the purpose of Rule 13e-3 under the Act. See Woodward & Lothrop, 593 F. Supp. at 1400-01.

     In the case of Polar International Brokerage Corporation v. Reeve, 108 F. Supp. 2nd 225, 247 (S.D.N.Y. 2000), the court stated that:

“To determine whether the requisite control is present, courts have considered a combination of factors, including (1) prior relationships between directors of the target company and the acquirer; (2) whether any director of the target company received compensation from the acquirer (other than through the sale of his or her shares); (3) whether the acquirer sought to improperly influence the directors of the target company and (4) whether the target directors retained positions with the acquirer following the transaction.”

     As is stated above, there are no prior relationships between the Board and Riverstone. Riverstone has never been represented on the Board and no director, officer or employee of Sea Pines has any ownership interest in Riverstone.

     Michael Lawrence, Sea Pines’ chief executive officer and a member of the Board, is party to a severance agreement under which he would receive compensation from Sea Pines if his employment with Sea Pines terminates under certain conditions within a year after a change of control, such as would occur in the proposed merger, and Mr. Lawrence and one other director were awarded “deferred shares” of Sea Pines’ common stock whose vesting will be accelerated upon a change of control, such as would occur in the proposed merger. Each of these arrangements was entered into before Riverstone was first contacted in connection with the potential sale of Sea Pines. No director of Sea Pines will receive any compensation from Riverstone in connection with the merger other than through the conversion of shares into cash in accordance with the terms of the merger, which are the same for all Sea Pines shareholders other than Riverstone and its affiliates, and no director of Sea Pines will continue as a director after the merger.

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

     Riverstone did not seek to improperly influence the Sea Pines Board. The decision to seek a sale of the company was the result of a process which was initiated by Sea Pines and which did not involve Riverstone. The possibility of a transaction with Riverstone was the result of contact initiated by Sea Pines. And in the negotiations, the Sea Pines Board acted through a special committee with independent legal and financial advisers.

The Rule 13e-3 Policy Concerns are not Present Here

     Release No. 34-17719 (April 13, 1981) stated the following with respect to the policy concerns which resulted in Rule 13e-3.

“The nature of and methods utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates. This is due, in part, to the lack of arm’s length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions. Additionally, such transactions have a coercive effect in that security holders confronted by a going private transaction are faced with an illiquid market, termination of protections under the federal securities laws and further efforts by the proponent to eliminate their equity interest.”

     These concerns are not present in the proposed Sea Pines transaction. This transaction was initiated by the Board, on which Riverstone has no representation. There has been no overreaching by Sea Pines or Riverstone and the transaction is the result of arm’s length bargaining between Sea Pines and Riverstone.3 The special committee of the Board, with the assistance of the Board’s legal and financial advisers, negotiated with Riverstone for several months.

     Because of the significant stock ownership of Board members, in these negotiations the Board was a good representative of the other shareholders.

     In addition, the transaction is not coercive as to shareholders of Sea Pines not on the Board. There are no voting agreements, and the applicable vote requirement means that a majority of the Sea Pines shareholders (excluding the Board and Riverstone) must approve the transaction. In addition, Sea Pines has other structural alternatives and does not have to pursue this transaction.

[3]	We are aware of the SEC staff’s statements to the effect that “attempts” to engage in arm’s length negotiations do not overcome affiliation. See Technology for Communications International, Inc., SEC No-Action Letter (publicly available Feb. 22, 1988) (“TCI”). In this situation, unlike the situation presented in the TCI no-action letter request, there is no Board interlock. Here, the facts clearly support the non-affiliate status of Riverstone.

McNair Law Firm, P.A.
ATTORNEYS AND COUNSELORS AT LAW

Jeffrey A. Shady, Esq.
October 1, 2004

     Because of the high profile of the Board in the Sea Pines community, and the nature of the community itself, the shareholders are able to influence corporate decisions by making their views known.

     Furthermore, there is no prospect of any “further efforts” to eliminate the equity interest of shareholders following the merger—if the merger occurs, Riverstone will own all of the common equity of Sea Pines. If the merger does not occur, Riverstone’s ownership interest in Sea Pines will be unchanged, and Sea Pines’ shareholder rights plan would deter Riverstone from making any other acquisitions of Sea Pines’ voting securities.

     In summary, we believe that this analysis strongly supports the conclusion that Riverstone is not an affiliate of Sea Pines. Requiring compliance with Rule 13e-3 in this situation would constitute a finding that Riverstone controls Sea Pines, which clearly is not the case.

     We request that you consider the matters presented in this letter. If after taking into account the matters discussed above, you and Pamela Carmody still believe that you cannot conclude that Riverstone is not an affiliate of Sea Pines, we request that you and Ms. Carmody take this matter up with the appropriate persons and give us the opportunity to discuss our views with you and them further.

Sincerely,
/s/ John W. Currie
John W. Currie

JWC:jcs

Cc:	Paul Fischer
Pamela W. Carmody